UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

VisionSys AI Inc furnishes under the cover of Form 6-K the following:

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of VisionSys AI Inc to be held on November 13, 2025 (the “2025 November EGM”)
99.2	Form of Proxy for the 2025 November EGM
99.3	Depositary’s Notice of 2025 November EGM for American Depositary Shares Holders
99.4	Depositary’s Notice of 2025 November EGM for Restricted American Depositary Shares Holders
99.5	Voting Instructions of American Depositary Shares for the 2025 November EGM
99.6	Voting Instructions of Restricted American Depositary Shares for the 2025 November EGM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: October 24, 2025

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